CUSIP No. 03763A207	13D	Page 1 of 6 pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. 5) *

Apollo Medical Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03763A207

(CUSIP Number)

Tin Kin Lee, Esq.

Tin Kin Lee Law Offices

1811 Fair Oaks Avenue

South Pasadena, CA 91030

(626) 229-9828

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03763A207	13D	Page 2 of 6 pages

1	NAME OF REPORTING PERSONS Allied Physicians of California, A Professional Medical Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF and OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,275,138 (1)
	8	SHARED VOTING POWER 12,242,150 (1)(2)
	9	SOLE DISPOSITIVE POWER 17,517,288 (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,517,288 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%(1)(2)(3)
14	TYPE OF REPORTING PERSON CO

(1) As set forth in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2019 (the “Proxy Statement”), any vote by the Reporting Person in excess of 9.99% of the then outstanding shares of common stock, $.001 par value per share (“Common Stock”), of Apollo Medical Holdings, Inc., a Delaware corporation (“Issuer”), will be voted by proxy given to the Issuer’s management, and those proxy holders will cast the excess votes in the same proportion as all other votes cast on any specific proposal coming before the Issuer’s stockholders.

(2) Includes 210,074 shares of Common Stock subject to warrants that are exercisable within 60 days following the date of this Amendment No. 5 (this “Amendment”).

(3) Calculated based on 52,804,187 shares of Common Stock outstanding as of February 5, 2020.

CUSIP No. 03763A207	13D	Page 3 of 6 pages

This Amendment updates certain information set forth in the Schedule 13D filed on behalf of Allied Physicians of California, A Professional Medical Corporation, a California professional medical corporation (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on December 19, 2017, as amended on March 30, 2018, May 14, 2019, September 16, 2019 and September 17, 2019 (as amended, the “Schedule 13D”).

This Amendment is being filed to report (i) acquisitions of Common Stock by the Reporting Person since the last amendment to its Schedule 13D that in the aggregate exceed 1% of the outstanding shares of the Issuer’s Common Stock, and (ii) acquisitions of Common Stock by certain executive officers and directors of the Reporting Person, as set forth in Schedule A hereto.

ITEM 1.	SECURITY AND ISSUER.

The name of the issuer is Apollo Medical Holdings, Inc., a Delaware corporation (“Issuer”), which has its principal executive offices at 1668 S. Garfield Ave., 2nd Floor, Alhambra, CA 91801. This statement relates to the Issuer’s class of common stock, $.001 par value per share (“Common Stock”).

ITEM 2.	IDENTITY AND BACKGROUND.

This statement is being filed by the Reporting Person, i.e., Allied Physicians of California, A Professional Medical Corporation, which is organized under the laws of the State of California. Its principal office is located at 1668 S. Garfield Ave., 2nd Floor, Alhambra, CA 91801, and its principal business is providing or arranging to provide medical services as an independent physician practice association.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the executive officers and directors of the Reporting Person, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

From November 19, 2019 through January 15, 2020, the Reporting Person acquired an aggregate of 423,189 shares of Common Stock on the open market (the “Open Market Shares”) for an aggregate purchase price of approximately $7,587,902.41.

The source of the funds used to acquire the Open Market Shares was from the cash proceeds received by the Reporting Person from the consummation of the “APC Transactions,” which cash proceeds are “Excluded Assets” solely for the benefit of the Reporting Person and its shareholders (other than the holder of the Reporting Person’s Series A Preferred Stock) as set forth in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2019 (the “Proxy Statement”). As such, the Open Market Shares, including any proceeds or gain on the sale thereof will have no impact on the Series A Dividend payable by the Reporting Person to the holder of the Reporting Person’s Series A Preferred Stock (i.e., AP-AMH Medical Corporation) as described in the Proxy Statement, and consequently will not affect the net income attributable to the Issuer.

In addition, on December 8, 2019, the Reporting Person received 93,450 shares of Common Stock comprised of the Reporting Person’s pro rata share of the “Holdback Shares” that were released pursuant to the “NMM Merger” (as defined and described in Item 4 below).

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth in or incorporated by reference in Item 3 of this Amendment is incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired the Open Market Shares for investment purposes to be held by the Reporting Person as “Excluded Assets” solely for the benefit of the Reporting Person and its shareholders (other than the holder of the Reporting Person’s Series A Preferred Stock) as described in the Proxy Statement.

Of the Open Market Shares, 61,897 shares of Common Stock were purchased under a 10b5-1 Trading Plan Agreement dated December 12, 2019 (the “Rule 10b5-1 Plan”), entered into between the Reporting Person and Dougherty & Company LLC, pursuant to Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The 10b5-1 Plan was subsequently terminated by the Reporting Person on January 15, 2020.

CUSIP No. 03763A207	13D	Page 4 of 6 pages

The 93,450 shares of Common Stock received by the Reporting Person on December 8, 2019 were comprised of the Reporting Person’s pro rata share of the Holdback Shares released pursuant to the merger transaction between the Issuer and Network Medical Management, Inc. ("NMM") that was consummated on December 8, 2017 (the "NMM Merger"). As previously disclosed in the Issuer's SEC filings, at the closing of the NMM Merger, 10% of the total number of shares of the Issuer's Common Stock issuable to pre-merger NMM shareholders (including the Reporting Person) was held back to secure indemnification rights of the Issuer and its affiliates (the "Holdback Shares"), which Holdback Shares were to be released to such pre-merger NMM shareholders (including the Reporting Person) 50% on the first, and 50% on the second anniversaries of the closing of the NMM Merger if no indemnification claims are made by such dates. No indemnification claim was made before December 8, 2019 and, accordingly, the second half of the Holdback Shares (including the Reporting Person’s pro rata share thereof) was automatically released for issuance on that date.

The Reporting Person does not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. The Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of Issuer or dispose of all or a portion of the securities of Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)       The aggregate number and percentage of the class of Common Stock beneficially owned by the Reporting Person as of the date of this Amendment, including shares of Common Stock for which there is a right to acquire, is reflected on the cover page of this Amendment.

(b)       As described in the Proxy Statement, the Reporting Person has the sole power to vote or to direct the voting of 5,275,138 shares of Common Stock and has the sole power to dispose or to direct the disposition of 17,517,288 shares of Common Stock. Any vote by the Reporting Person in excess of 9.99% of the Issuer’s then outstanding shares of Common Stock will be voted by proxy given to the Issuer’s management, and those proxy holders will cast the excess votes in the same proportion as all other votes cast on any specific proposal coming before the Issuer’s stockholders.

(c)       The information set forth in or incorporated by reference in Items 3 and 4 of this Amendment are incorporated by reference in their entirety into this Item 5(c).

The following table list the Reporting Person’s open market purchase transactions of Common Stock that were effected during the sixty day period prior to the filing of this Amendment (exclusive of fees, commissions or other expenses):

Purchase Date	Shares Purchased	Weighted Average Price per Share	Price Range for Shares Purchased
January 13, 2020	5,469	$17.42	$17.35 – $17.44
January 14, 2020	7,130	$17.81	$17.52 – $17.98
January 15, 2020	4,298	$18.34	$18.15 – $18.50

(d)       Not applicable.

(e)       Not applicable.

The information called for by this Item 5 with respect to the executive officers and directors of the Reporting Person is set forth on Schedule A hereto.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On December 12, 2019, the Reporting Person entered into a 10b5-1 Trading Plan Agreement (the “Rule 10b5-1 Plan”) with Dougherty & Company LLC (the “Broker”), pursuant to which the Broker is authorized and directed to purchase, on behalf of the Reporting Person, shares of Common Stock on the open market up to an aggregate amount not to exceed $30,000,000, subject to satisfaction of certain conditions, including, among others, trading price. The Broker will cease purchasing Common Stock under the Rule 10b5-1 Plan on the earliest to occur of (i) June 16, 2020; (ii) the date that the aggregate number of shares of Common Stock purchased by the Broker reaches the specified purchase limit; (iii) the date the Reporting Person gives notice of termination pursuant to the terms of the Rule 10b5-1 Plan; (iv) the existence of any legal or regulatory restriction that would prohibit any purchase pursuant to the Rule 10b5-1 Plan; (v) the commencement of any proceedings in respect of or triggered by the Reporting Person’s bankruptcy or insolvency. A copy of the Rule 10b5-1 Plan is filed as Exhibit 99.13 hereto and the foregoing description of the Rule 10b5-1 Plan is qualified in its entirety by reference to the Rule 10b5-1 Plan. The 10b5-1 Plan was terminated by the Reporting Person on January 15, 2020.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 99.13	10b5-1 Trading Plan Agreement, dated as of December 12, 2019, by and between the Reporting Person and Dougherty & Company LLC

CUSIP No. 03763A207	13D	Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2020

Allied Physicians of California, A Professional Medical Corporation

By:	/s/ Thomas Lam, M.D.
Thomas Lam, M.D.
Chief Executive Officer

CUSIP No. 03763A207	13D	Page 6 of 6 pages

Schedule A

Set forth below are transactions involving Common Stock since the Reporting Person’s last amendment to its Schedule 13D by Kenneth Sim, M.D., Chairman and Director of the Reporting Person (“Dr. Sim”), and Thomas Lam, M.D., Co-Chief Executive Officer, Chief Financial Officer and Director of the Reporting Person (“Dr. Lam”).

Other than their respective pro rata share of the Holdback Shares released to the other executive officers and directors of the Reporting Person pursuant to the NMM Merger, the information with the respect to the other executive officers and directors of the Reporting Person has not materially changed since the Reporting Person’s previously filed Schedule 13D.

Kenneth Sim, M.D.

On October 8, 2019, Dr. Sim, through the Kenneth T. and Simone S. Sim Family Trust Dated November 7, 2013 (the “Sim Trust”), purchased 5,000 shares of Common Stock on the open market at an average purchase price of $15.55 using personal funds. On November 11, 2019, Dr. Sim, through the Sim Trust, purchased 10,000 shares of Common Stock on the open market at an average purchase price of $14.67 using personal funds. On December 8, 2019, Dr. Sim received 86,878 shares of Common Stock comprised of Dr. Sim’s pro rata share of the Holdback Shares that were released pursuant to the NMM Merger. On December 30, 2019, under the Issuer’s 2015 Equity Incentive Plan, Dr. Sim was individually granted (1) 61,343 restricted shares of Common Stock, and (2) an option to purchase 28,046 shares of Common Stock.

Thomas Lam, M.D.

On November 14, 2019, Dr. Lam, through The Thomas and Jeanette Lam 2002 Family Trust, purchased 10,000 shares of Common Stock on the open market at an average purchase price of $14.84 using personal funds. On December 8, 2019, Dr. Lam received 86,874 shares of Common Stock comprised of Dr. Lam’s pro rata share of the Holdback Shares that were released pursuant to the NMM Merger. On December 30, 2019, under the Issuer’s 2015 Equity Incentive Plan, Dr. Lam was individually granted (1) 61,343 restricted shares of Common Stock, and (2) an option to purchase 28,046 shares of Common Stock.